# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HYCROFT MINING HOLDING CORPORATION, CIK 0001718405
CUSIP: 44862P109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4300 Water Canyon Road, Unit 1, Winnemucca, Nevada (NV), 89445
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0001491714
Persons authorized to receive notices and communications: Mark Mandel, Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York (NY), 10018, (212) 626-4100

## Reporting persons
- Eric Sprott (CIK 0001491714): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,207,880; sole dispositive power 0; shared dispositive power 22,207,880; aggregate amount beneficially owned 22,207,880 (38.38% of the class)
  Comment: 1 Includes (a) 17,535,528 shares of Class A common stock, par value $0.0001 per share ("Common Stock"), of Hycroft Mining Holding Corporation (the "Issuer") held of record by 2176423 Ontario Ltd. ("2176423 Ontario"), and (b) 4,672,352 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock. 2176423 Ontario also holds warrants to acquire an additional 5,515,824 shares of Common Stock, but the terms and conditions of such warrants preclude 2176423 Ontario from exercising the warrants to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to exceed certain beneficial ownership limitations. Warrants exercisable for 3,175,000 shares of Common Stock are subject to a beneficial ownership limitation of 19.99%, while warrants exercisable for 2,340,824 shares of Common Stock are subject to a beneficial ownership limitation of 9.8%. The warrants exercisable for 4,672,352 shares of Common Stock mentioned in (b) above are not subject to a beneficial ownership limitation. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Stock held by the entity through his ownership interests in 2176423 Ontario.
  
  2 The percentage set forth in Row 13 of this Cover Page is calculated based on 57,852,004 shares of Common Stock deemed outstanding, which consists of (i) 53,179,652 shares of Common Stock outstanding as of September 10, 2025, as disclosed by the Issuer to the Reporting Persons, and (ii) 4,672,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons that are not subject to a beneficial ownership limitation.
- 2176423 Ontario Ltd. (CIK 0001925668): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 22,207,880; sole dispositive power 0; shared dispositive power 22,207,880; aggregate amount beneficially owned 22,207,880 (38.38% of the class)
  Comment: 3 The percentage set forth in Row 13 of this Cover Page is calculated based on 57,852,004 shares of Common Stock deemed outstanding, which consists of (i) 53,179,652 shares of Common Stock outstanding as of September 10, 2025, as disclosed by the Issuer to the Reporting Persons, and (ii) 4,672,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons that are not subject to a beneficial ownership limitation.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: HYCROFT MINING HOLDING CORPORATION
Address of issuer's principal executive offices: 4300 Water Canyon Road, Unit 1, Winnemucca, Nevada (NV), 89445
Comment: This Amendment No. 5 (this "Amendment") is being filed to update the percentage of shares beneficially owned by the Reporting Persons, and hereby amends and supplements the Statement filed with the Securities and Exchange Commission on March 24, 2022, as further amended on March 28, 2022, April 14, 2022, June 28, 2022 and June 17, 2025. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 10, 2025, the Issuer completed a private placement to 2176423 Ontario for 9,344,704 units ("Units") at a purchase price per Unit of $4.28, with each Unit consisting of one share of the Issuer's Common Stock and one-half of one warrant to purchase one share of Common Stock, for gross proceeds of approximately $40 million. The source of funds for acquiring the Common Stock described herein was the working capital of 2176423 Ontario.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on September 10, 2025, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 22,207,880 shares of Common Stock, which represents roughly 38.38% of the 57,852,004 shares of Common Stock deemed outstanding, which consists of (i) the 53,179,652 shares of Common Stock outstanding as of September 10, 2025, as disclosed by the Issuer to the Reporting Persons, and (ii) 4,672,352 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons that are not subject to a beneficial ownership limitation. 2176423 Ontario also holds warrants to acquire an additional 5,515,824 shares of Common Stock, but the terms and conditions of such warrants preclude 2176423 Ontario from exercising the warrants to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to exceed certain beneficial ownership limitations. Warrants exercisable for 3,175,000 shares of Common Stock are subject to a beneficial ownership limitation of 19.99%, while warrants exercisable for 2,340,824 shares of Common Stock are subject to a beneficial ownership limitation of 9.8%.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 3 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

## Signatures
- Eric Sprott: /s/ Eric Sprott, Eric Sprott (09/12/2025)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott/President (09/12/2025)